Exhibit 99.6

Notification of Directors’ and Persons Discharging Managerial Responsibilities’ (PDMRs) Interests pursuant to Disclosure Rules DR 3.1.4(R)(1)(a) and DR 3.1.4(R)(1)(b).

Gareth Davis, Robert Dyrbus, Graham Blashill, Alison Cooper, Gary Aldridge, Matthew Phillips and Kathryn Turner (together “the Directors and PDMRs”).

Imperial Tobacco Group PLC was today advised that the Trustees of the Company’s Employee and Executive Benefit Trust (“the Trust”) disposed of ordinary shares of 10p each in the Company as detailed below and the Directors and PDMRs being potential beneficiaries under the Trust are deemed to have disposed of a non-beneficial interest in such shares.

Date Disposed of	Number Disposed of

29 January 2008	88,275

The above disposal resulted from the Trust transferring, on 29 January 2008, ordinary shares of 10p each in the Company to the following Directors and PDMRs on the vesting of matched shares under the Company’s Share Matching Scheme. The Trust retained sufficient shares to discharge the taxation liability of each Director and PDMR, arising on the vesting of such matched shares.

Name	Number of shares Acquired	Number of Shares retained by the Trust	Share price £

DIRECTORS
Gareth Davis	36,059	14,785	£23.70
Robert Dyrbus	22,947	9,409	£23.70
Graham Blashill	9,211	3,777	£23.70
Alison Cooper	10,984	4,504	£23.70

PDMRs
Gary Aldridge	2,962	1,313	£23.70
Matthew Phillips	1,879	771	£23.70
Kathryn Turner	4,233	1,736	£23.70

T M Williams

Deputy Company Secretary

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